Exhibit 99.1

COLLIERS INTERNATIONAL

GROUP INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Second Quarter

June 30, 2021

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF EARNINGS (LOSSES)

(Unaudited)

(in thousands of US dollars, except per share amounts)

	Three months		Six months
	ended June 30		ended June 30
	2021	2020	2021	2020

Revenues (note 19)	$945,994	$550,206	$1,720,908	$1,180,834

Cost of revenues (exclusive of depreciation and
amortization shown below)	576,652	355,347	1,044,382	771,705
Selling, general and administrative expenses	231,922	150,612	442,526	318,704
Depreciation	11,041	8,851	21,480	17,729
Amortization of intangible assets	23,533	17,089	50,871	33,101
Acquisition-related items (note 5)	16,695	3,784	35,542	6,534
Settlement of long-term incentive arrangement ("LTIA") (note 15)	471,928	-	471,928	-
Operating earnings (loss)	(385,777)	14,523	(345,821)	33,061

Interest expense, net	7,916	6,179	16,200	13,763
Equity earnings from unconsolidated investments	(1,732)	(414)	(3,138)	(969)
Other (income) loss, net	(232)	148	(808)	(1)
Earnings (loss) before income tax	(391,729)	8,610	(358,075)	20,268
Income tax expense (note 16)	20,872	2,127	29,719	7,326
Net earnings (loss)	(412,601)	6,483	(387,794)	12,942

Non-controlling interest share of earnings	11,745	4,265	19,525	7,642
Non-controlling interest redemption increment (note 12)	31,771	12,530	44,311	11,025

Net loss attributable to Company	$(456,117)	$(10,312)	$(451,630)	$(5,725)

Net loss per common share (note 13)
Basic	$(10.53)	$(0.26)	$(10.80)	$(0.14)
Diluted	$(10.53)	$(0.26)	$(10.80)	$(0.14)

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(Unaudited)

(in thousands of US dollars)

	Three months		Six months
	ended June 30		ended June 30
	2021	2020	2021	2020

Net earnings (loss)	$(412,601)	$6,483	$(387,794)	$12,942

Foreign currency translation gain (loss)	(1,686)	5,861	(3,561)	(10,528)
Unrealized gain (loss) on interest rate swaps, net of tax	901	129	1,830	(4,096)
Comprehensive earnings (loss)	(413,386)	12,473	(389,525)	(1,682)

Less: Comprehensive earnings attributable to non-
controlling interests	41,701	14,490	64,183	21,295

Comprehensive loss attributable to Company	$(455,087)	$(2,017)	$(453,708)	$(22,977)

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(in thousands of US dollars)

	June 30, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$147,515	$156,614
Restricted cash	30,052	20,919
Accounts receivable, net of allowance of $21,154 (December 31, 2020 - $25,632) (note 10)	384,097	372,149
Contract assets (note 19)	72,120	61,101
Warehouse receivables (note 17)	62,838	232,207
Income tax recoverable	12,331	15,041
Prepaid expenses and other current assets	192,963	177,780
	901,916	1,035,811

Other receivables	15,253	14,989
Contract assets (note 19)	6,219	5,335
Other assets	79,054	74,355
Fixed assets	139,598	129,221
Operating lease right-of-use assets	319,768	288,134
Deferred tax assets, net	55,167	45,008
Intangible assets (note 6)	579,990	610,330
Goodwill	1,083,947	1,088,984
	2,278,996	2,256,356
	$3,180,912	$3,292,167

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued expenses	$288,540	$297,766
Accrued compensation	447,853	450,894
Income tax payable	19,721	26,783
Contract liabilities (note 19)	24,747	21,076
Long-term debt - current (note 7)	2,142	9,024
Contingent acquisition consideration - current (note 17)	86,868	5,802
Warehouse credit facilities (note 9)	55,566	218,018
Operating lease liabilities	81,144	78,923
	1,006,581	1,108,286

Long-term debt - non-current (note 7)	537,956	470,871
Contingent acquisition consideration (note 17)	53,428	109,841
Operating lease liabilities	298,668	251,680
Other liabilities	50,230	48,525
Deferred tax liabilities, net	38,729	50,523
Convertible notes (note 8)	224,578	223,957
	1,203,589	1,155,397
Redeemable non-controlling interests (note 12)	448,271	442,375

Shareholders' equity
Common shares	846,976	457,993
Contributed surplus	69,634	66,971
Retained earnings	(334,408)	119,421
Accumulated other comprehensive loss	(64,057)	(61,979)
Total Company shareholders' equity	518,145	582,406
Non-controlling interests	4,326	3,703
Total shareholders' equity	522,471	586,109
	$3,180,912	$3,292,167

Commitments and subsequent events (note 18 and note 21)

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

Six months ended June 30, 2021

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed	Retained	comprehensive	controlling	shareholders'
	shares	Amount	surplus	earnings	loss	interests	equity
Balance, December 31, 2020	40,189,436	$457,993	$66,971	$119,421	$(61,979)	$3,703	$586,109

Net loss	-	-	-	(387,794)	-	-	(387,794)
Foreign currency translation loss	-	-	-	-	(3,561)	-	(3,561)
Unrealized gain on interest rate
swaps, net of tax	-	-	-	-	1,830	-	1,830
Other comprehensive earnings
attributable to NCI	-	-	-	-	(347)	(127)	(474)
NCI share of earnings	-	-	-	(19,525)	-	1,337	(18,188)
NCI redemption increment	-	-	-	(44,311)	-	-	(44,311)
Distributions to NCI	-	-	-	-	-	(552)	(552)
Acquisition of businesses, net	-	-	-	-	-	(35)	(35)
Subordinate Voting Shares:
Stock option expense	-	-	5,522	-	-	-	5,522
Stock options exercised	221,700	13,241	(2,859)	-	-	-	10,382
Settlement of LTIA (note 15)	3,572,858	375,742	-	-	-	-	375,742
Dividends	-	-	-	(2,199)	-	-	(2,199)
Balance, June 30, 2021	43,983,994	$846,976	$69,634	$(334,408)	$(64,057)	$4,326	$522,471

Three months ended June 30, 2021

	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed	Retained	comprehensive	controlling	shareholders'
	shares	Amount	surplus	earnings	loss	interests	equity
Balance, March 31, 2021	40,358,636	$468,145	$67,689	$123,908	$(65,087)	$4,090	$598,745
Net loss	-	-	-	(412,601)	-	-	(412,601)
Foreign currency translation loss	-	-	-	-	(1,686)	-	(1,686)
Unrealized gain on interest rate
swaps, net of tax	-	-	-	-	901	-	901
Other comprehensive earnings
attributable to NCI	-	-	-	-	1,815	10	1,825
NCI share of earnings	-	-	-	(11,745)	-	475	(11,270)
NCI redemption increment	-	-	-	(31,771)	-	-	(31,771)
Distributions to NCI	-	-	-	-	-	(241)	(241)
Acquisition of businesses, net	-	-	-	-	-	(8)	(8)
Subordinate Voting Shares:
Stock option expense	-	-	2,597	-	-	-	2,597
Stock options exercised	52,500	3,089	(652)	-	-	-	2,437
Settlement of LTIA (note 15)	3,572,858	375,742	-	-	-	-	375,742
Dividends	-	-	-	(2,199)	-	-	(2,199)
Balance, June 30, 2021	43,983,994	$846,976	$69,634	$(334,408)	$(64,057)	$4,326	$522,471

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Unaudited)

(in thousands of US dollars, except share information)

Six months ended June 30, 2020
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed	Retained	comprehensive	controlling	shareholders'
	shares	Amount	surplus	earnings	loss	interests	equity
Balance, December 31, 2019	39,845,211	$442,153	$60,706	$77,181	$(67,164)	$4,423	$517,299
Cumulative effect adjustment:
Current expected credit
losses, net of tax	-	-	-	(2,824)	-	-	(2,824)
Net earnings	-	-	-	12,942	-	-	12,942
Foreign currency translation loss	-	-	-	-	(10,528)	-	(10,528)
Unrealized loss on interest rate
swaps, net of tax	-	-	-	-	(4,096)	-	(4,096)
Other comprehensive earnings
attributable to NCI	-	-	-	-	(2,628)	(507)	(3,135)
NCI share of earnings	-	-	-	(7,642)	-	673	(6,969)
NCI redemption increment	-	-	-	(11,025)	-	-	(11,025)
Distributions to NCI	-	-	-	-	-	(837)	(837)
Acquisition of businesses, net	-	-	-	-	-	(52)	(52)
Subsidiaries’ equity transactions	-	-	5	-	-	-	5
Subordinate Voting Shares:
Stock option expense	-	-	4,224	-	-	-	4,224
Stock options exercised	153,600	7,636	(1,630)	-	-	-	6,006
Dividends	-	-	-	(2,000)	-	-	(2,000)
Balance, June 30, 2020	39,998,811	$449,789	$63,305	$66,632	$(84,416)	$3,700	$499,010

Three months ended June 30, 2020
	Common shares				Accumulated
	Issued and				other	Non-	Total
	outstanding		Contributed	Retained	comprehensive	controlling	shareholders'
	shares	Amount	surplus	earnings	loss	interests	equity
Balance, March 31, 2020	39,901,561	$444,958	$62,092	$78,943	$(92,711)	$3,123	$496,405
Net earnings	-	-	-	6,484	-	-	6,484
Foreign currency translation gain	-	-	-	-	5,861	-	5,861
Unrealized gain on interest rate
swaps, net of tax	-	-	-	-	129	-	129
Other comprehensive earnings
attributable to NCI	-	-	-	-	2,305	64	2,369
NCI share of earnings	-	-	-	(4,265)	-	516	(3,749)
NCI redemption increment	-	-	-	(12,530)	-	-	(12,530)
Distributions to NCI	-	-	-	-	-	(3)	(3)
Subsidiaries’ equity transactions	-	-	338	-	-	-	338
Subordinate Voting Shares:
Stock option expense	-	-	1,971	-	-	-	1,971
Stock options exercised	97,250	4,831	(1,096)	-	-	-	3,735
Dividends	-	-	-	(2,000)	-	-	(2,000)
Balance, June 30, 2020	39,998,811	$449,789	$63,305	$66,632	$(84,416)	$3,700	$499,010

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars)

	Three months		Six months
	ended June 30		ended June 30
	2021	2020	2021	2020

Cash provided by (used in)
Operating activities
Net earnings (loss)	$(412,601)	$6,483	$(387,794)	$12,942
Items not affecting cash:
Depreciation and amortization	34,574	25,940	72,351	50,830
Settlement of long-term incentive arrangement (note 15)	375,742	-	375,742	-
Gains attributable to mortgage servicing rights	(5,841)	(509)	(14,916)	(509)
Gains attributable to the fair value of mortgage
premiums and origination fees	(10,705)	(1,810)	(22,283)	(1,810)
Deferred tax	(13,073)	(6,839)	(22,504)	(13,997)
Earnings from equity method investments	(1,732)	(414)	(3,138)	(969)
Stock option expense (note 14)	2,597	1,971	5,522	4,224
Non-cash lease expense	(567)	1,272	17,491	2,654
Allowance for credit losses	677	4,983	992	8,602
Amortization of advisor loans	5,317	5,419	10,822	10,420
Contingent consideration (note 5)	12,658	(2,471)	29,036	(1,469)
Other	444	403	560	1,141

(Increase) decrease in accounts receivable, prepaid expenses and other assets	(55,446)	16,018	(79,233)	75,855
(Increase) decrease in accounts payable, accrued expenses and other liabilities	14,331	(5,495)	1,779	(34,254)
(Increase) decrease in accrued compensation	82,799	(17,855)	(1,677)	(181,261)
Contingent acquisition consideration paid	(2,997)	(1,354)	(10,472)	(15,684)
Proceeds from sale of mortgage loans	757,113	89,979	1,595,030	89,979
Origination of mortgage loans	(690,415)	(87,099)	(1,397,200)	(87,099)
Increase in warehouse credit facilities	(50,371)	(263)	(162,452)	(263)
Sale proceeds (repurchases) from AR Facility, net (note 10)	14,183	(1,276)	10,892	(12,285)
Net cash provided by (used in) provided by operating activities	56,687	27,083	18,548	(92,953)

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(366)	(133,840)	(4,207)	(136,941)
Purchases of fixed assets	(10,510)	(10,290)	(32,603)	(19,029)
Advisor loans issued	(6,127)	(3,022)	(17,208)	(6,612)
Purchase of held for sale real estate assets	-	94,222	-	94,222
Collections of AR facility deferred purchase price (note 10)	11,824	15,069	22,732	26,459
Other investing activities	(3,569)	1,918	(3,581)	7,416
Net cash used in investing activities	(8,748)	(35,943)	(34,867)	(34,485)

Financing activities
Increase in long-term debt	240,902	113,747	444,423	354,156
Repayment of long-term debt	(224,762)	(231,749)	(374,491)	(329,012)
Issuance of convertible notes (note 8)	-	230,000	-	230,000
Purchases of non-controlling interests' subsidiary shares, net	(13,707)	(19,719)	(21,840)	(24,395)
Contingent acquisition consideration paid	(941)	-	(3,918)	(10,743)
Proceeds received on exercise of stock options	2,437	2,188	10,382	4,458
Dividends paid to common shareholders	-	-	(2,009)	(1,992)
Distributions paid to non-controlling interests	(21,305)	(14,293)	(35,228)	(21,986)
Financing fees paid (note 8)	-	(7,353)	-	(7,353)
Net cash (used in) provided by financing activities	(17,376)	72,821	17,319	193,133

COLLIERS INTERNATIONAL GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of US dollars)

	Three months		Six months
	ended June 30		ended June 30
	2021	2020	2021	2020
Effect of exchange rate changes on cash	888	(813)	(966)	(14,450)
Net change in cash, cash equivalents and restricted cash	31,451	63,148	34	51,245
Cash, cash equivalents and restricted cash, beginning of period	146,116	103,090	177,533	114,993
Cash, cash equivalents and restricted cash, end of period	$177,567	$166,238	$177,567	$166,238

The accompanying notes are an integral part of these interim consolidated financial statements.

COLLIERS INTERNATIONAL GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(in thousands of US dollars, except share and per share amounts)

1.	Description of the business

Colliers International Group Inc. (“Colliers” or the “Company”) provides commercial real estate oriented professional services and investment management to corporate and institutional clients in 36 countries around the world (66 countries including affiliates and franchisees). Colliers’ primary services are Outsourcing & Advisory services, Leasing, Capital Markets and Investment Management. Operationally, Colliers is organized into four distinct segments: Americas; Europe, Middle East and Africa (“EMEA”); Asia and Australasia (“Asia Pacific”) and Investment Management.

2.	Summary of presentation

These unaudited Interim Consolidated Financial Statements (the “Financial Statements”) have been prepared by the Company in accordance with disclosure requirements for the presentation of interim financial information. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although management believes that the disclosures are adequate to make the information not misleading. These Financial Statements should be read in conjunction with the audited consolidated financial statements of Colliers for the year ended December 31, 2020.

These Financial Statements follow the same accounting policies as the most recent audited consolidated financial statements of Colliers, except as noted in Note 3. In the opinion of management, the Financial Statements contain all adjustments necessary to a fair statement of the financial position of the Company as at June 30, 2021 and the results of operations and its cash flows for the three and six months ended June 30, 2021 and 2020. All such adjustments are of a normal recurring nature. The results of operations for the six-month period ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021.

Government assistance related to the COVID-19 pandemic

The Company received $2,536 of wage subsidies from governments in several countries around the world during the three-month period ended June 30, 2021 (2020 - $10,234) (six-month period ended June 30, 2021 - $5,008 (2020 - $10,234)). In the three-month period ending June 30, 2021, $1,792 of the wage subsidies were recorded as reduction to cost of revenues (2020 - $7,971) and $744 were recorded as a reduction to selling, general and administrative expenses (2020 - $2,263) in the Consolidated Statements of Earnings. In the six-month period ending June 30, 2021, $3,442 of the wage subsidies were recorded as reduction to cost of revenues (2020 - $7,971) and $1,566 were recorded as a reduction to selling, general and administrative expenses (2020 - $2,263) in the Consolidated Statements of Earnings.

3.	Impact of recently issued accounting standards

Recently adopted accounting guidance

Accounting for Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting of Income Taxes to simplify the accounting for income taxes. The guidance eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries. The guidance also simplifies aspects of accounting for enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in step-up in tax basis of goodwill. The Company adopted the guidance effective January 1, 2021. The Company’s processes and disclosures have been updated to incorporate the new standard. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

Recently issued accounting guidance, not yet adopted

Reference Rate Reform

The FASB has issued two ASU related to reference rate reform. In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021 the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. With reference rates like the London Interbank Offered Rates (“LIBOR”) expecting to be discontinued at the end of 2021, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. This ASU provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective for a limited time for all entities through December 31, 2022. The Company has certain debt and hedging arrangements which may qualify for use of the practical expedients permitted under the guidance. The Company has evaluated and will continue to evaluate arrangements subject to rate reform and the options under the ASU to facilitate an orderly transition to alternative reference rates and their potential impacts on its consolidated financial statements and disclosures.

Debt with Conversion Options

In August 2020, the FASB issued ASU No. 2020-06, Debt- Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contract in an Entity’s Own Equity. The ASU simplifies the accounting for convertible instruments and reduces the number of embedded conversion features being separately recognized from the host contract as compared to current GAAP. The ASU also enhances information transparency through targeted improvements to the disclosures for convertible instruments and earnings-per-share guidance. The standard is effective for fiscal years beginning after December 15, 2021. The standard can be applied using the modified retrospective method of transition or a fully retrospective method of transition. The Company is currently assessing the options available under this ASU and their potential impacts on its consolidated financial statements.

4.	Acquisitions

During the six months ended June 30, 2021, the Company acquired controlling interests in two businesses operating in the Americas (Miami, Florida; Ontario, Canada). The acquisition date fair value of consideration transferred consisted of $4,207 in cash (net of cash acquired of $387) plus a contingent consideration liability of $2,821. The Company acquired $543 of net assets, excluding cash, and recognized goodwill of $3,198 and intangible assets of $3,287 in its purchase price allocation.

During the six months ended June 30, 2020, the Company acquired controlling interests in a Colliers International affiliate operating in the Americas segment (Austin, Texas) and Colliers Mortgage, headquartered in Minneapolis for total cash consideration of $136,941 (net of cash acquired of $39,748).

The Company typically structures its business acquisitions to include contingent consideration. Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to five-year periods following the dates of acquisition. The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period. If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at June 30, 2021 was $140,296 (December 31, 2020 - $115,643). See note 17 for discussion on the fair value of contingent consideration. Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as at June 30, 2021 was $10,141 (December 31, 2020 - $17,646). The estimated range of outcomes (undiscounted) for all contingent consideration arrangements, including those with an element of compensation is determined based on the formula price and the likelihood of achieving specified earnings levels over the contingency period, and ranges from $174,703 to a maximum of $195,977. These contingencies will expire during the period extending to July 2026.

5.	Acquisition-related items

	Three months ended		Six months ended
	June 30		June 30
	2021	2020	2021	2020
Transaction costs	$4,037	$6,255	$6,506	$8,003
Contingent consideration fair value adjustments	11,435	(4,343)	26,222	(4,852)
Contingent consideration compensation expense	1,223	1,872	2,814	3,383
	$16,695	$3,784	$35,542	$6,534

6.	Intangible assets

The following table summarizes the gross value, accumulated amortization and net carrying value of the Company’s indefinite life and finite life intangible assets:

June 30, 2021	Gross
	carrying	Accumulated
	amount	amortization	Net
Indefinite life intangible assets:
Licenses	$23,975	$-	$23,975
Trademarks and trade names	29,200	-	29,200
	$53,175	$-	$53,175
Finite life intangible assets:
Customer lists and relationships	$344,070	$138,686	$205,384
Investment management contracts	270,600	72,867	197,733
Mortgage servicing rights ("MSRs")	134,756	27,023	107,733
Franchise rights	5,484	5,333	151
Trademarks and trade names	14,733	6,141	8,592
Management contracts and other	20,572	13,490	7,082
Backlog	16,574	16,434	140
	$806,789	$279,974	$526,815
	$859,964	$279,974	$579,990

	Gross
December 31, 2020	carrying	Accumulated
	amount	amortization	Net
Indefinite life intangible assets:
Licenses	$29,200	$-	$29,200
Trademarks and trade names	24,096	-	24,096
	$53,296	$-	$53,296
Finite life intangible assets:
Customer lists and relationships	$345,511	$123,368	$222,143
Investment management contracts	270,600	60,723	209,877
Mortgage servicing rights ("MSRs")	114,909	13,121	101,788
Franchise rights	5,630	5,322	308
Trademarks and trade names	14,803	4,355	10,448
Management contracts and other	20,813	12,406	8,407
Backlog	16,307	12,244	4,063
	$788,573	$231,539	$557,034
	$841,869	$231,539	$610,330

In May 2020, the Company acquired MSR intangible assets in its acquisition of Colliers Mortgage. MSR intangible assets represent the carrying value of servicing assets in the Americas segment. The MSR asset is being amortized over the estimated period that the net servicing income is expected to be received.

The MSR assets are evaluated quarterly for impairment by stratifying the servicing portfolio according to predominant risk characteristics, primarily investor type and interest rate. An impairment is recorded if the carrying value of an individual stratum exceeds its estimated fair value. There was no impairment recorded for the six-month period ended June 30, 2021. The valuation allowance previously recorded in the first quarter ended March 31, 2021 was fully recovered in the quarter ended June 30, 2021.

The following table summarizes activity related to the Company’s mortgage servicing rights for the six-month period ended June 30, 2021.

2021
Balance, January 1	$101,788
Additions, following the sale of loan	19,847
Amortization	(8,075)
Prepayments and write-offs	(5,827)
Balance, June 30	$107,733

The following is the estimated future expense for amortization of the recorded MSRs and other intangible assets for each of the next five years and thereafter:

For the year ended December 31,	MSRs	Other Intangibles	Total
2021 (remaining six months)	$7,433	32,680	$40,113
2022	13,617	61,951	75,568
2023	12,490	58,198	70,688
2024	11,549	50,244	61,793
2025	10,558	41,473	52,031
2026	9,438	37,810	47,248
Thereafter	42,648	136,726	179,374
	$107,733	419,082	$526,815

7.	Long-term debt

The Company has a multi-currency senior unsecured revolving credit facility (the “Revolving Credit Facility”) of $1,000,000. The Revolving Credit Facility has a 5-year term ending April 30, 2024 and bears interest at an applicable margin of 1.25% to 3.0% over floating reference rates, depending on financial leverage ratios. The weighted average interest rate at June 30, 2021 was 3.4% (2020 – 3.0%). The Revolving Credit Facility had $701,417 of available undrawn credit as at June 30, 2021 ($777,322 as at December 31, 2020). As of June 30, 2021, letters of credit in the amount of $18,993 were outstanding ($15,663 as at December 31, 2020). The Revolving Credit Facility requires a commitment fee of 0.25% to 0.6% of the unused portion, depending on certain leverage ratios. At any time during the term, the Company has the right to increase the Revolving Credit Facility by up to $250,000 on the same terms and conditions.

The Company has outstanding €210,000 of senior unsecured notes with a fixed interest rate of 2.23% (the “Senior Notes”), which are held by a group of institutional investors. The Senior Notes have a 10-year term ending May 30, 2028.

The Revolving Credit Facility and the Senior Notes rank equally in terms of seniority and have similar financial covenants. The Company is required to maintain financial covenants including leverage and interest coverage. The Company was in compliance with these covenants as of June 30, 2021. The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

8.	Convertible notes

In May 2020, the Company issued $230,000 aggregate principal of 4.0% Convertible Senior Subordinated Notes (the “Convertible Notes”) at par value. The Convertible Notes will mature on June 1, 2025 and bear interest of 4.0% per annum, payable semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2020. The Convertible Notes are accounted for entirely as debt as no portion of the proceeds is required to be accounted for as attributable to the conversion feature. The Convertible Notes are unsecured and subordinated to all of the Company’s existing and future secured indebtedness, and are treated as equity for financial leverage calculations under the Company’s Revolving Credit Facility and Senior Notes.

At the holder’s option, the Convertible Notes may be converted at any time prior to maturity into Subordinate Voting Shares based on an initial conversion rate of approximately 17.2507 Subordinate Voting Shares per $1,000 principal amount of Convertible Notes, which represents an initial conversion price of $57.97 per Subordinate Voting Share.

The Company, at its option, may also redeem the Convertible Notes, in whole or in part, on or after June 1, 2023 at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest, provided that the last reported trading price of the Subordinate Voting Shares for any 20 trading days in a consecutive 30 trading day period preceding the date of the notice of redemption is not less than 130% of the conversion price.

Subject to specified conditions, the Company may elect to repay some or all of the outstanding principal amount of the Convertible Notes, on maturity or redemption, through the issuance of Subordinate Voting Shares.

In connection with the issuance of the Convertible Notes, at the time, the Company incurred financing costs of $6,795 which are being amortized over five years using the effective interest rate method. For the quarter ended June 30, 2021, there was $312 of financing fee amortization included in interest expense within the accompanying Consolidated Statements of Earnings. The effective interest rate on the Convertible Notes is approximately 4.7%.

9.	Warehouse credit facilities

The following table summarizes the Company’s mortgage warehouse credit facilities as at June 30, 2021:

		June 30, 2021		December 31, 2020
	Current	Maximum	Carrying	Maximum	Carrying
	Maturity	Capacity	Value	Capacity	Value
Facility A - LIBOR plus 1.60%	October 20, 2021	$175,000	$8,164	$275,000	$167,004
Facility B - SOFR plus 1.70%	On demand	125,000	40,442	125,000	51,014
Facility C - LIBOR plus 1.60%	April 27, 2022	150,000	6,960	-	-
		$450,000	$55,566	$400,000	$218,018

Colliers Mortgage Holdings LLC (“Colliers Mortgage”) has warehouse credit facilities which are used exclusively for the purpose of funding warehouse mortgages receivable. The warehouse credit facilities are recourse only to Colliers Mortgage, are revolving and are secured by warehouse mortgages financed on the facilities, if any.

On January 11, 2021 Colliers Mortgage entered into an amendment to the financing agreement for Facility A modifying the borrowing capacity to $175,000 and extending the maturity date to October 20, 2021. The borrowing capacity will decrease to $125,000 on October 20, 2021.

On April 28, 2021, Colliers Mortgage entered into an additional financing agreement for Facility C with a borrowing capacity of $150,000. The maturity date is April 27, 2022 with an option to extend to April 27, 2023.

10.	AR Facility

In April 2019, the Company initially established a structured accounts receivable facility (the “AR Facility”). The AR Facility is recorded as a sale of accounts receivable, and accordingly sold receivables are derecognized from the consolidated balance sheet. The AR Facility has committed availability of $125,000 and an initial term of 364 days, unless extended or an earlier termination event occurs. The Company renewed the term of AR Facility in April 2020 and on April 26, 2021. Each renewal extended the term of the AR Facility for an additional 364 days.

Under the AR Facility, certain of the Company's subsidiaries continuously sell trade accounts receivable and contract assets (the “Receivables”) to wholly owned special purpose entities at fair market value. The special purpose entities then sell 100% of the Receivables to a third-party financial institution (the “Purchaser”). Although the special purpose entities are wholly owned subsidiaries of the Company, they are separate legal entities with their own separate creditors who will be entitled, upon their liquidation, to be satisfied out of their assets prior to any assets or value in such special purpose entities becoming available to their equity holders and their assets are not available to pay other creditors of the Company. As of June 30, 2021, the Company had drawn $110,578 under the AR Facility.

All transactions under the AR Facility are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing (“ASC 860”). Following the sale and transfer of the Receivables to the Purchaser, the Receivables are legally isolated from the Company and its subsidiaries, and the Company sells, conveys, transfers and assigns to the Purchaser all its rights, title and interest in the Receivables. The Company continues to service, administer and collect the Receivables on behalf of the Purchaser, and recognizes a servicing liability in accordance with ASC 860. The Company has elected the amortization method for subsequent measurement of the servicing liability, which is assessed for changes in the obligation at each reporting date. As of June 30, 2021, the servicing liability was nil.

Under the AR Facility, the Company receives a cash payment and a deferred purchase price (“Deferred Purchase Price” or “DPP”) for sold Receivables. The DPP is paid to the Company in cash on behalf of the Purchaser as the Receivables are collected; however, due to the revolving nature of the AR Facility, cash collected from the Company's customers is reinvested by the Purchaser monthly in new Receivable purchases under the AR Facility. For the six months ending June 30, 2021, Receivables sold under the AR Facility were $682,537 and cash collections from customers on Receivables sold were $672,472, all of which were reinvested in new Receivables purchases and are included in cash flows from operating activities in the consolidated statement of cash flows. As of June 30, 2021, the outstanding principal on trade accounts receivable, net of Allowance for Doubtful Accounts, sold under the AR Facility was $121,024; and the outstanding principal on contract assets, current and non-current, sold under the AR Facility was $76,742. See note 17 for fair value information on the DPP.

For the six months ended June 30, 2021, the Company recognized a gain related to Receivables sold of $2 (2020 - $8 loss) that was recorded in other expense in the consolidated statement of earnings. Based on the Company’s collection history, the fair value of the Receivables sold subsequent to the initial sale approximates carrying value.

The non-cash investing activities associated with the DPP for the six months ended June 30, 2021 were $22,179.

11.	Variable interest entities

The Company holds variable interests in certain Variable Interest Entities (“VIE”) in its Investment Management segment which are not consolidated as it was determined that the Company is not the primary beneficiary. The Company’s involvement with these entities is in the form of advisory fee arrangements and equity co-investments (typically 1%-2%).

The following table provides the maximum exposure to loss related to these non-consolidated VIEs:

	June 30,	December 31,
	2021	2020
Investments	$8,225	$6,158
Co-investment commitments	24,911	14,345
Maximum exposure to loss	$33,136	$20,503

12.	Redeemable non-controlling interests

The minority equity positions in the Company’s subsidiaries are referred to as redeemable non-controlling interests (“RNCI”). The RNCI are considered to be redeemable securities. Accordingly, the RNCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity. Changes in the RNCI amount are recognized immediately as they occur. The following table provides a reconciliation of the beginning and ending RNCI amounts:

2021
Balance, January 1	$442,375
RNCI share of earnings	18,190
RNCI redemption increment	44,311
Distributions paid to RNCI	(34,799)
Purchase of interests from RNCI, net	(21,806)
Balance, June 30	$448,271

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries. These agreements allow the Company to “call” the RNCI at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before income taxes, interest, depreciation, and amortization. The agreements also have redemption features which allow the owners of the RNCI to “put” their equity to the Company at the same price subject to certain limitations. The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares. The redemption amount as of June 30, 2021 was $420,471 (2020 - $415,141). The redemption amount is lower than that recorded on the balance sheet as the formula price of certain RNCI are lower than the amount initially recorded at the inception of the minority equity position. If all put or call options were settled with Subordinate Voting Shares as at June 30, 2021, approximately 3,600,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the statement of earnings as the NCI redemption increment.

13.	Net earnings per common share

Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of income tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is anti-dilutive for the three months and six months ended June 30, 2021.

The following table reconciles the basic and diluted common shares outstanding:

	Three months ended		Six months ended
(in thousands)	June 30		June 30
	2021	2020	2021	2020

Net earnings (loss) attributable to Company	$(456,117)	$(10,312)	$(451,630)	$(5,725)
After-tax interest on Convertible Notes	-	-	-	-
Adjusted numerator under the If-Converted Method	$(456,117)	$(10,312)	$(451,630)	$(5,725)

Weighted average common shares - Basic	43,329	39,930	41,801	39,902
Exercise of stock options	-	-	-	-
Conversion of Convertible Notes	-	-	-	-
Weighted average common shares - Diluted	43,329	39,930	41,801	39,902

14.	Stock-based compensation

The Company has a stock option plan for certain officers, key full-time employees and directors of the Company and its subsidiaries. Options are granted at the market price for the underlying shares on the day immediately prior to the date of grant. Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. All Subordinate Voting Shares issued are new shares. As at June 30, 2021, there were 1,324,800 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.

There were 30,000 stock options granted during the six months ended June 30, 2021 (2020 - 40,000). Stock option activity for the six months ended June 30, 2021 was as follows:

			Weighted average
		Weighted	remaining	Aggregate
	Number of	average	contractual life	intrinsic
	options	exercise price	(years)	value
Shares issuable under options -
December 31, 2020	2,190,125	$69.22
Granted	30,000	106.67
Exercised	(221,700)	46.83
Forfeited	(2,300)	85.82
Shares issuable under options -
June 30, 2021	1,996,125	$72.25	2.9	$79,305
Options exercisable - June 30,2021	796,650	$64.26	2.1	$38,012

The amount of compensation expense recorded in the statement of earnings for the six months ended June 30, 2021 was $5,522 (2020 - $4,224). As of June 30, 2021, there was $14,611 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 4 years. During the six-month period ended June 30, 2021, the fair value of options vested was $4,649 (2020 - $4,720).

15.	Long-term incentive arrangement

On April 16, 2021, the Company settled the Management Services Agreement (the “MSA”), including the Long Term Incentive Arrangement (the “LTIA”), originally entered into on February 1, 2004 between the Company, Jay S. Hennick (the Company’s Chairman & Chief Executive Officer) and Jayset Management CIG Inc., a corporation controlled by Mr. Hennick (the “Transaction”). In addition, the Transaction established an orderly timeline for the elimination of the Company’s dual class voting structure by no later than September 1, 2028. The Company, under the terms of the Transaction (a) paid US$96,200 (C$120,300) in cash and (b) issued a total of 3,572,858 Subordinate Voting Shares to an entity controlled by Mr. Hennick. The total purchase price was determined by applying the formula provided in the existing MSA for the LTIA using a price of US$106.40 per share (which is the volume weighted average price of the Subordinate Voting Shares on the Toronto Stock Exchange for the period from February 11, 2021 through to and including February 25, 2021, converted to US dollars). Subsequent to the completion of the Transaction, the MSA was terminated thereby eliminating the LTIA and all future fees and other entitlements owing thereafter. The settlement of the LTIA was considered a modification of a share-based payment arrangement, which was accounted for as compensation expense and presented separately as settlement of long-term incentive arrangement in the Company’s Consolidated Statements of Earnings. The net cash impact was included in operating activities in the Company’s Consolidated Statements of Cash Flows.

16.	Income tax

The provision for income tax for the six months ended June 30, 2021 reflected an effective tax rate of -8.3% (2020 - 36.1%) relative to the combined statutory rate of approximately 26.5% (2020 - 26.5%). The current year’s rate was negatively impacted by the settlement of the LTIA (see note 15). The settlement and its related costs are not tax deductible. The prior year’s rate was impacted by the reversal of a $2,030 tax benefit related to a cross-border financing structure pursuant to a change in tax law applied retroactively to 2019.

17.	Financial instruments

Fair values of financial instruments

The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of June 30, 2021:

	Carrying value at	Fair value measurements
	June 30, 2021	Level 1	Level 2	Level 3
Assets
Cash equivalents	$13,254	$13,254	$-	$-
Equity securities	6,125	6,037	88	-
Debt securities	8,817	-	8,817	-
Mortgage derivative assets	7,975	-	7,975	-
Warehouse receivables	62,838	-	62,838	-
Deferred Purchase Price on AR Facility	87,341	-	-	87,341
Total assets	$186,350	$19,291	$79,718	$87,341

Liabilities
Mortgage derivative liability	$2,581	$-	$2,581	$-
Interest rate swap liability	5,110		5,110
Contingent consideration liability	140,296	-	-	140,296
Total liabilities	$147,987	$-	$7,691	$140,296

There were no significant non-recurring fair value measurements recorded during the quarter ended June 30, 2021.

Cash equivalents

Cash equivalents include highly liquid investments with original maturities of less than three months. Actively traded cash equivalents where a quoted price is readily available are classified as Level 1 in the fair value hierarchy.

Financial instruments and other inventory positions owned

The Company records financial instruments and other inventory positions owned at fair value on the Consolidated Balance Sheets. These financial instruments are valued based on observable market data that may include quoted market prices dealer quotes, market spreads, cash flows, the U.S. treasury yield curve, trading levels, market consensus prepayment speeds, credit information and the instruments’ terms and conditions and are classified as Level 2 of the fair value hierarchy.

Certain investments in equity securities where quoted prices are readily available are classified as Level 1 in the fair value hierarchy. The Company increases or decreases its investment each reporting period by the change in the fair value of the investment reported in net earnings on the Consolidated Statements of Earnings.

Mortgage-related derivatives

The fair value of interest rate lock commitments and forward sale commitments are derivatives and considered Level 2 valuations. Fair value measurements for both interest rate lock commitments and forward sales commitment consider observable market data, particularly changes in interest rates. In the case of interest rate lock commitments, the fair value measurement also considers the expected net cash flows associated with the servicing of the loans or the fair value of MSRs. However, the Company has evaluated the impact of the fair value of the MSRs on the fair value of the derivatives and they do not have a significant impact on the derivative fair values. The Company also considers the impact of counterparty non-performance risk when measuring the fair value of these derivatives. Given the credit quality of the Company’s counterparties, the short duration of interest rate lock commitments and forward sales contracts and the Company’s historical experience, the risk of nonperformance by the counterparties does not have a significant impact on the determination of fair value.

Warehouse receivables

As at June 30, 2021, all of the Company’s mortgage warehouse receivables were under commitment to be purchased by a GSE or by a qualifying investor. These assets are classified as Level 2 in the fair value hierarchy as a substantial majority of the inputs are readily observable.

AR Facility deferred purchase price (“DPP”)

The Company recorded a DPP under its AR Facility. The DPP represents the difference between the fair value of the Receivables sold and the cash purchase price and is recognized at fair value as part of the sale transaction. The DPP is remeasured each reporting period in order to account for activity during the period, including the seller’s interest in any newly transferred Receivables, collections on previously transferred Receivables attributable to the DPP and changes in estimates for credit losses. Changes in the DPP attributed to changes in estimates for credit losses are expected to be immaterial, as the underlying Receivables are short-term and of high credit quality. The DPP is valued using Level 3 inputs, primarily discounted cash flows, with the significant inputs being discount rates ranging from 2.5% to 5.0% depending upon the aging of the Receivables. See note 10 for information on the AR Facility.

Changes in the fair value of the DPP comprises the following:

2021
Balance, January 1	$87,957
Additions to DPP	23,944
Collections on DPP	(22,732)
Fair value adjustment	2
Foreign exchange and other	(1,830)
Balance, June 30	$87,341

Interest rate swaps

In April 2017, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100,000 of US dollar denominated debt into a fixed interest rate of 1.897% plus the applicable margin. The swaps have a maturity of January 18, 2022. The swaps are being accounted for as cash flow hedges and are measured at fair value on the balance sheet. Gains or losses on the swaps, which are determined to be effective as hedges, are reported in other comprehensive income.

In December 2018, the Company entered into additional interest rate swap agreements to convert the LIBOR floating interest rate on $100,000 of US dollar denominated debt into a fixed interest rate of 2.7205% plus the applicable margin. The swaps have a maturity of April 30, 2023. The swaps are being accounted for as cash flow hedges and are measured at fair value on the balance sheet. Gains or losses on the swaps, which are determined to be effective as hedges, are reported in other comprehensive income.

Contingent acquisition consideration

The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs. The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 2.1% to 9.5%, with a weighted average of 4.4%). The wide range of discount rates is attributable to level of risk related to economic growth factors combined with the length of the contingent payment periods; and the dispersion was driven by unique characteristics of the businesses acquired and the respective terms for these contingent payments. A 2% increase in the weighted average discount rate would reduce the fair value of contingent consideration by $3,000.

Changes in the fair value of the contingent consideration liability comprises the following:

2021
Balance, January 1	$115,643
Amounts recognized on acquisitions	2,821
Fair value adjustments (note 5)	26,222
Resolved and settled in cash	(4,181)
Other	(209)
Balance, June 30	$140,296

Less: current portion	$86,868
Non-current portion	$53,428

The carrying amounts for cash, restricted cash, accounts receivable, accounts payable, advisor loans, other receivables and accrued liabilities approximate their estimated fair values due to the short-term nature of these instruments, unless otherwise indicated. The carrying value of the Company’s Revolving Credit Facility and other short-term borrowings approximate their estimated fair value due to their short-term nature and variable interest rate terms. The inputs to the measurement of the fair value of non-current receivables, advisor loans and long-term debt are Level 3 inputs. The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates.

The following are estimates of the fair values for other financial instruments:

	June 30, 2021		December 31, 2020
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
Senior Notes	$247,927	$272,226	$255,790	$275,928
Convertible Notes	224,578	444,337	223,957	353,638

Other receivables include notes receivable from non-controlling interests and non-current income tax recoverable.

18.	Commitments and Contingencies

Claims and Litigation

In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

Contingencies associated with US government sponsored enterprises

Colliers Mortgage is a lender in the Fannie Mae DUS Program. Commitments for the origination and subsequent sale and delivery of loans to Fannie Mae represent those mortgage loan transactions where the borrower has locked an interest rate and scheduled closing and the Company has entered into a mandatory delivery commitment to sell the loan to Fannie Mae. As discussed in note 17 the Company accounts for these commitments as derivatives recorded at fair value.

Colliers Mortgage is obligated to share in losses, if any, related to mortgages originated under the DUS Program. These obligations expose the Company to credit risk on mortgage loans for which the Company is providing underwriting, servicing, or other services under the DUS Program. Net losses on defaulted loans are shared with Fannie Mae based upon established loss-sharing ratios, and typically, the Company is subject to sharing up to one-third of incurred losses on loans originated under the DUS Program. As of June 30, 2021, the Company has funded and sold loans subject to such loss sharing obligations with an aggregate unpaid principal balance of approximately $4,262,000. As at June 30, 2021, the Loss Reserve was $15,937 (December 31, 2020 - $15,194) and was included within Other liabilities on the Consolidated Balance Sheets.

Pursuant to its licenses with Fannie Mae, Ginnie Mae and HUD, Colliers Mortgage is required to maintain certain standards for capital adequacy which include minimum net worth and liquidity requirements. If it is determined at any time that Colliers Mortgage fails to maintain appropriate capital adequacy, the licensor reserves the right to terminate the Company’s servicing authority for all or some of the portfolio. At June 30, 2021, Colliers Mortgage was in compliance with all such requirements.

19.	Revenue

Disaggregated revenue

Colliers has disaggregated its revenue from contracts with customers by type of service and region as presented in the following table.

OPERATING SEGMENT REVENUES
			Asia	Investment
	Americas	EMEA	Pacific	Mgmt	Corporate	Consolidated

Three months ended June 30,

2021
Leasing	$179,982	$33,882	$27,393	$-	$-	$241,257
Capital Markets	176,221	46,939	42,439	-	-	265,599
Property services	158,106	44,042	57,185	-	-	259,333
Valuation and advisory	52,960	32,920	22,976	-	-	108,856
IM - Advisory and other	-	-	-	50,477	-	50,477
Other	15,500	788	4,025	-	159	20,472
Total Revenue	$582,769	$158,571	$154,018	$50,477	$159	$945,994

2020
Leasing	$102,414	$19,885	$14,469	$-	$-	$136,768
Capital Markets	71,615	23,044	20,346	-	-	115,005
Property services	94,107	35,795	46,165	-	-	176,067
Valuation and advisory	32,963	19,900	16,653	-	-	69,516
IM - Advisory and other	-	-	-	41,389	-	41,389
Other	7,786	990	2,472	-	213	11,461
Total Revenue	$308,885	$99,614	$100,105	$41,389	$213	$550,206

Six months ended June 30,

2021
Leasing	$314,185	$59,471	$47,261	$-	$-	$420,917
Capital Markets	318,323	82,529	75,258	-	-	476,110
Property services	305,167	82,318	112,736	-	-	500,221
Valuation and advisory	91,392	58,013	40,360	-	-	189,765
IM - Advisory and other	-	-	-	95,104	-	95,104
IM - Incentive Fees	-	-	-	-	-	-
Other	29,479	2,353	6,654	-	305	38,791
Total Revenue	$1,058,546	$284,684	$282,269	$95,104	$305	$1,720,908

2020
Leasing	$230,781	$40,942	$29,555	$-	$-	$301,278
Capital Markets	165,856	54,981	37,171	-	-	258,008
Property services	193,924	77,039	95,776	-	-	366,739
Valuation and advisory	74,845	41,626	29,686	-	-	146,157
IM - Advisory and other	-	-	-	84,954	-	84,954
IM - Incentive Fees	-	-	-	2,260	-	2,260
Other	13,469	2,108	5,351	-	510	21,438
Total Revenue	$678,875	$216,696	$197,539	$87,214	$510	$1,180,834

Revenue associated with the Company’s debt finance and loan servicing operations are outside the scope of ASC 606, Revenue from Contracts with Customers (“ASC 606”). In the three months and six months ended June 30, 2021, $31,492 and $63,727 of revenue, respectively, was excluded from the scope of ASC 606 (2020 - $5,118 and $5,118). These revenues were included entirely within the Americas segment within Capital Markets and Other revenue.

Contract balances

As at June 30, 2021, the Company had contract assets totaling $78,339 of which $72,120 was current ($66,436 as at December 31, 2020 - of which $61,101 was current). During the six months ended June 30, 2021, approximately 78% of the current contract assets were moved to accounts receivable or sold under the AR Facility (Note 10).

As at June 30, 2021, the Company had contract liabilities (all current) totaling $24,747 ($21,076 as at December 31, 2020). Revenue recognized for the six months ended June 30, 2021 totaled $17,473 (2020 - $20,041) that was included in the contract liability balance at the beginning of the year.

Certain constrained brokerage fees, outsourcing & advisory fees and investment management fees may arise from services that began in a prior reporting period. Consequently, a portion of the fees the Company recognizes in the current period may be partially related to the services performed in prior periods. Typically, less than 5% of brokerage revenue recognized in a period had previously been constrained and substantially all investment management incentive fees, including carried interest, recognized in the period were previously constrained.

20.	Segmented information

Operating segments

Colliers has identified four reportable operating segments. Three segments are grouped geographically into Americas, Asia Pacific and EMEA. The Investment Management segment operates in the Americas and EMEA. The groupings are based on the manner in which the segments are managed. Management assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Corporate includes the costs of global administrative functions and the corporate head office and, for the three and six month periods ended June 30, 2021, also the settlement of the LTIA (see note 15).

OPERATING SEGMENTS
			Asia	Investment
	Americas	EMEA	Pacific	Mgmt	Corporate	Consolidated

Three months ended June 30

2021
Revenues	$582,769	$158,571	$154,018	$50,477	$159	$945,994
Depreciation and amortization	18,779	5,751	2,296	6,784	964	34,574
Operating earnings (loss)	63,239	14,393	16,692	14,157	(494,258)	(385,777)

2020
Revenues	$308,885	$99,614	$100,105	$41,389	$213	$550,206
Depreciation and amortization	9,348	5,217	3,514	6,685	1,176	25,940
Operating earnings (loss)	3,415	(3,267)	5,091	10,648	(1,364)	14,523

			Asia	Investment
	Americas	EMEA	Pacific	Mgmt	Corporate	Consolidated

Six months ended June 30

2021
Revenues	$1,058,546	$284,684	$282,269	$95,104	$305	$1,720,908
Depreciation and amortization	39,457	11,456	6,050	13,515	1,873	72,351
Operating earnings (loss)	106,092	13,304	28,400	24,088	(517,705)	(345,821)

2020
Revenues	$678,875	$216,696	$197,539	$87,214	$510	$1,180,834
Depreciation and amortization	17,418	10,660	7,117	13,320	2,315	50,830
Operating earnings (loss)	26,125	(16,718)	6,319	22,426	(5,091)	33,061

Geographic information

Revenues in each geographic region are reported by customer locations.

GEOGRAPHIC INFORMATION
	Three months ended		Six months ended
	June 30		June 30
	2021	2020	2021	2020

United States
Revenues	$500,702	$271,483	$917,941	$588,562
Total long-lived assets			1,414,330	1,240,104

Canada
Revenues	$113,525	$63,349	$204,025	$144,545
Total long-lived assets			81,761	82,902

Euro currency countries
Revenues	$79,572	$50,929	$143,780	$119,261
Total long-lived assets			287,752	287,656

Australia
Revenues	$72,030	$38,910	$125,963	$77,793
Total long-lived assets			78,166	79,652

United Kingdom
Revenues	$44,099	$29,948	$78,093	$59,671
Total long-lived assets			74,995	76,390

Other
Revenues	$136,066	$95,587	$251,106	$191,002
Total long-lived assets			186,299	173,721

Consolidated
Revenues	$945,994	$550,206	$1,720,908	$1,180,834
Total long-lived assets			2,123,303	1,940,425

21.	Subsequent events

On July 28, 2021, the Company entered into a note purchase agreement with a group of institutional investors to issue $150,000 and €125,000 of senior unsecured notes with fixed interest rates of 3.02% and 1.52%, respectively (the “Senior Notes due 2031”). The proceeds from the Senior Notes due 2031 will be drawn on or about October 7, 2021. The Senior Notes due 2031 have a maturity date of October 7, 2031.

COLLIERS INTERNATIONAL GROUP INC.

Management’s discussion and analysis

For the six months ended June 30, 2021

(in US dollars)

August 6, 2021

The following management’s discussion and analysis (“MD&A”) should be read together with the Unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Colliers International Group Inc. (“we,” “us,” “our,” the “Company” or “Colliers”) for the three and six months ended June 30, 2021 and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2020. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the “CSA”). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three and six months ended June 30, 2021 and up to and including August 6, 2021.

Additional information about the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This MD&A includes references to “adjusted EBITDA” and “adjusted EPS”, which are financial measures that are not calculated in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures”.

Consolidated review

Our consolidated revenues for the second quarter ended June 30, 2021 were $946.0 million, an increase of 72% versus the prior year period (64% in local currency). The increase was primarily attributable to strong Capital Markets and Leasing activity, the impact of recent acquisitions, and continued strength in recurring revenues versus prior year quarter results which were materially impacted by the COVID-19 pandemic. The diluted loss per share was $10.53 and included the impact of the settlement of the Long-Term Incentive Arrangement (“LTIA”) (see below) versus a diluted loss per share of $0.26 in the prior year quarter. Adjusted earnings per share, which exclude the settlement of the LTIA, restructuring costs, non-controlling interest redemption increment and amortization of intangible assets (see “Reconciliation of non-GAAP financial measures” below) were $1.58, up 126% from $0.70 in the prior year period. Adjusted earnings per share and GAAP net earnings per share for the six months ended June 30, 2021 would have been approximately $0.10 and $0.11 lower, respectively, excluding the impact of changes in foreign exchange rates.

On April 16, 2021, after receiving approval from 95% of disinterested shareholders, the Company completed the previously announced transaction (the “Transaction”) to settle the Management Services Agreement, including the LTIA, between Colliers, Jay S. Hennick (the Company’s Chairman & CEO) and Jayset Management CIG Inc., a corporation controlled by Mr. Hennick. The Transaction also established a timeline for the orderly elimination of Colliers’ dual class voting structure by no later than September 1, 2028. The completion of the Transaction resulted in the issuance of 3.6 million Subordinate Voting Shares from treasury and a cash payment of $96.2 million funded from the Company’s revolving credit facility, which were recorded as an expense of $471.9 million on the statement of earnings during the second quarter of 2021.

During the six months ended June 30, 2021, the Company completed two acquisitions in the Americas (Miami, Florida; Ontario, Canada).

For the three and six-month periods ended June 30, 2021, local currency revenue growth relative to pandemic-impacted prior year periods was driven by a rebound in Capital Markets and Leasing activity and the positive impact of recent acquisitions. Compared to 2019 pre-pandemic levels, Capital Markets internal revenues were significantly higher while Leasing partially recovered and remained below 2019 levels.

	Three months ended				Six months ended
(in thousands of US$)	June 30		Change	Change	June 30		Change	Change
(LC = local currency)	2021	2020	in US$ %	in LC%	2021	2020	in US$ %	in LC%

Outsourcing & Advisory	$388,661	$257,044	51%	43%	$728,777	$534,334	36%	30%
Investment Management	50,477	41,389	22%	21%	95,104	87,214	9%	9%
Leasing	241,257	136,768	76%	69%	420,917	301,278	40%	35%
Capital Markets	265,599	115,005	131%	119%	476,110	258,008	85%	76%
Total revenues	$945,994	$550,206	72%	64%	$1,720,908	$1,180,834	46%	40%

Results of operations – three months ended June 30, 2021

For the quarter ended June 30, 2021, revenues were $946.0 million, 72% higher than the comparable prior year quarter (64% in local currency). Internally generated revenues were up 47% on a rebound in Capital Markets and Leasing activity as compared to prior year results which were impacted by the COVID-19 pandemic. Acquisitions contributed 17% to local currency revenue growth.

The operating loss for the second quarter was $385.8 million and included the impact of the settlement of the LTIA. Excluding the settlement of the LTIA, second quarter operating earnings were $86.2 million, relative to $14.5 million in the prior year period. The operating earnings margin was 9.1%, excluding the settlement of the LTIA, versus 2.6% in prior year with the increase attributable to higher revenues and a lower cost base from measures taken during the pandemic. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) was $136.6 million up 128% versus $60.0 million reported in the prior year quarter. Adjusted EBITDA margin improved by 350 bps to 14.4% of revenues as compared to 10.9% in the prior year quarter.

Depreciation expense was $11.0 million relative to $8.9 million in the prior year quarter with the increase attributable to increased investments in office leaseholds and the impact of recent business acquisitions.

Amortization expense was $23.6 million, versus $17.1 recorded in the prior year quarter, with the increase attributable mainly to recent acquisitions, including those of Colliers Mortgage and Colliers Engineering & Design.

Net interest expense was $7.9 million, versus $6.2 million recorded in the prior year quarter. The current quarter income expense included the full quarter impact of the Convertible Notes which were issued on May 19, 2020 during the comparative prior year quarter. The average interest rate on debt during the period was 3.4%, relative to 2.9% in the prior year quarter.

Earnings from equity investments, including other income, for the second quarter was $2.0 million as compared to $0.3 million in the prior year quarter.

Consolidated income tax expense for the quarter was $20.9 million, relative to $2.1 million in the prior year quarter. The current quarter’s rate was impacted by the settlement of the LTIA. The settlement and its related costs are not tax deductible. The effective tax rate for the quarter would be 26%, after excluding the impact from the settlement of the LTIA, relative to 25% in the prior year quarter.

The net loss for the quarter was $412.6 million, which includes the impact of the settlement of the LTIA, versus earnings of $6.5 million in the prior year comparative quarter.

Revenues in the Americas region totalled $582.8 million for the second quarter, up 89% (84% in local currency) versus $308.9 million in the prior year quarter. Revenue growth was driven by strong Capital Markets and Leasing activity across most major markets and the incremental impact of recent acquisitions, versus prior year results which were impacted by the pandemic. Foreign exchange tailwinds positively impacted revenue growth by 5%. Adjusted EBITDA was $78.9 million, up 224% from $24.4 million in the prior year quarter. The increase was driven by higher revenues and reduced costs from measures implemented during the pandemic. GAAP operating earnings were $63.2 million, relative to $3.4 million in the prior year quarter.

Revenues in the EMEA region totalled $158.6 million for the second quarter compared to $99.6 million in the prior year quarter, up 59% (45% in local currency). Revenue growth was strong across all service lines, particularly Capital Markets, relative to reduced levels in the prior year quarter impacted by the pandemic. Foreign exchange tailwinds positively impacted revenue growth by 14%. Adjusted EBITDA was $20.6 million, up 226% from $6.3 million in the prior year on higher revenues and cost savings from measures implemented during the pandemic. The GAAP operating earnings were $14.4 million versus a loss of $3.3 million in the prior year quarter.

Revenues in the Asia Pacific region totalled $154.0 million for the second quarter compared to $100.1 million in the prior year quarter, up 54% (38% in local currency). Revenue growth was robust across all service lines and geographies, particularly in Australia and New Zealand, versus pandemic-impacted prior year quarter results. Foreign exchange tailwinds positively impacted revenue growth by 16%. Adjusted EBITDA was $20.7 million, up 69% from $12.3 million in the prior year quarter with the improvement in margin attributable to operating leverage and a lower cost base from measures implemented during the pandemic. GAAP operating earnings were $16.7 million, versus $5.1 million in the prior year quarter.

Investment Management revenues for the second quarter were $50.5 million compared to $41.4 million in the prior year quarter, up 22% (21% in local currency). Revenue growth was driven by management fee growth from increased AUM. Neither the current year quarter nor the prior year quarter included carried interest revenues. Adjusted EBITDA was $21.3 million, relative to $17.4 million in the prior year quarter, up 23%. GAAP operating earnings were $14.2 million in the quarter, versus $10.6 million in the prior year quarter. Assets under management were $44.5 billion at June 30, 2021, up 13% from $39.5 billion at December 31, 2020 and up 25% from $35.7 billion at June 30, 2020.

Unallocated global corporate costs as reported in Adjusted EBITDA were $5.0 million in the second quarter, relative to $0.3 million in the prior year quarter, with the change primarily attributable to incentive compensation accruals recorded in the current year period. The corporate GAAP operating loss for the quarter was $494.3 million. Excluding the impact of the LTIA, corporate GAAP operating loss was $22.3 million, relative to a loss of $1.4 million in the second quarter of 2020 attributable to an increase in the fair value of contingent acquisition consideration on strong operating performance of recently acquired businesses as well as incentive compensation accruals.

Results of operations – six months ended June 30, 2021

For the six months ended June 30, 2021, revenues were $1.72 billion, up 46% compared to the prior year period (40% in local currency). Internally generated revenues were up 23% with growth across all service lines, especially Capital Markets and Leasing as compared to the prior year period, which was impacted by the pandemic beginning in March 2020. Acquisitions contributed 6% to local currency revenue growth versus the prior year period.

The operating loss was $345.8 million and included the impact of the settlement of the LTIA. Excluding the settlement of the LTIA, operating earnings were $126.1 million versus $33.1 million in the prior year period. The operating earnings margin, excluding the LTIA, was 7.3% versus 2.8% in the prior year period with the increase attributable to (i) operating leverage from higher revenues across all services lines; (ii) the year-to-date impact of higher margin acquisitions of Colliers Mortgage and Colliers Engineering & Design; and (iii) measures taken to reduce costs due to the pandemic. Adjusted EBITDA (see “Reconciliation of non-GAAP financial measures” below) was $228.7 million, up 100% versus $114.4 million in the prior year. Adjusted EBITDA margin increased by 360 basis points to 13.3% as compared to 9.7% in the prior year period.

Depreciation expense was $21.5 million relative to $17.7 million in the prior year period, with the increase attributable to the impact of recent acquisitions and increased investments in office leaseholds.

Amortization expense was $50.9 million relative to $33.1 million in the prior year period, with the increase attributable mainly to intangible assets recognized in connection with recent business acquisitions.

Net interest expense was $16.2 million, up from $13.8 million in the prior year period and included the year to date interest from our Convertible Notes. The average interest rate on our debt during the period was 3.4%, versus 2.8% in the prior year period.

Consolidated income tax expense for the six months ended June 30, 2021 was $29.7 million, relative to $7.3 million in the prior year period. The current year’s rate was impacted by the settlement of the LTIA. The settlement and its related costs are not tax deductible. The effective tax rate would be 26%, after excluding the impact from the settlement of the LTIA, as compared to 36% in the prior year period, which was impacted by the reversal of a $2.0 million tax benefit recorded in 2019 due to a change in tax law applied retroactively. The effective tax rate for the full year (excluding LTIA) is expected to be 25% to 28%.

The net loss was $387.8 million, which includes the impact of the LTIA, versus earnings of $12.9 million in the prior year period.

Revenues in the Americas region totalled $1.06 billion for the six months ended June 30, 2021, up 56% (53% in local currency) versus $678.9 million in the prior year period. Revenue growth was driven by year to date impact of recent acquisitions and a rebound in Capital Markets and Leasing activity. Foreign exchange tailwinds positively impacted revenue growth by 3%. Adjusted EBITDA was $135.8 million, up 145% from $55.5 million in the prior year quarter driven by the impact of recent acquisitions, higher revenues and reduced costs from measures implemented due to the pandemic. GAAP operating earnings were $106.1 million, relative to $26.1 million in the prior year quarter.

Revenues in the EMEA region totalled $284.7 million for the six months ended June 30, 2021 compared to $216.7 million in the prior year period, up 31% (21% in local currency). Revenue growth was driven by growth across all services lines, particularly in transactional services. Foreign exchange tailwinds positively impacted revenue growth by 10%. Adjusted EBITDA was $25.1 million, versus $2.7 million in the prior year with the improvement primarily attributable to operating leverage from higher revenues and cost savings from measures implemented due to the pandemic. The GAAP operating earnings were $13.3 million compared to a loss of $16.7 million in the prior year period.

Revenues in the Asia Pacific region totalled $282.3 million for the six months ended June 30, 2021 compared to $197.5 million in the prior year period, up 43% (29% in local currency). Revenue growth was driven by a rebound in activity across all service lines relative to the prior year period, which was impacted by pandemic. Foreign exchange tailwinds positively impacted revenue growth by 14%. Adjusted EBITDA was $36.2 million compared to $17.5 million in the prior year period with the improvement in margin attributable to operating leverage and a lower cost base. GAAP operating earnings were $28.4 million, versus $6.3 million in the prior year period.

Investment Management revenues were $95.1 million compared to $87.2 million in the prior year period, up 9% (9% in local currency) on solid management fee growth. No pass-through revenue from historical carried interest was recognized in the current period relative to $2.3 million in the prior year period. Adjusted EBITDA was $39.1 million, relative to $35.8 million in the prior year period. GAAP operating earnings were $24.1 million versus $22.4 million in the prior year period.

Unallocated global corporate costs as reported in Adjusted EBITDA were $7.6 million for the six months ended June 30, 2021, relative to a recovery of $2.9 million in the prior year period, with the change primarily attributable to incentive compensation accruals recorded in the current year period. The corporate GAAP operating loss for the quarter was $517.7 million and included the impact of the settlement of the LTIA. Operating loss, excluding the impact of the settlement of the LTIA, was $45.8 million relative to $5.1 million in the prior year period attributable to an increase in the fair value of contingent acquisition consideration on strong operating performance of recently acquired businesses as well as incentive compensation accruals.

Summary of quarterly results (unaudited)

The following table sets forth our unaudited quarterly consolidated results of operations data. The information in the table below has been derived from unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a consistent basis and include all adjustments necessary for a fair presentation of information. The information below is not necessarily indicative of results for any further quarter.

Summary of quarterly results - years ended December 31, 2021, 2020 and 2019
(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4

Year ended December 31, 2021
Revenues	$774,914	$945,994
Operating earnings	39,956	(385,777)
Net earnings	24,807	(456,117)
Basic net earnings per common share	0.11	(10.53)
Diluted net earnings per common share	0.11	(10.53)

Year ended December 31, 2020
Revenues	$630,628	$550,206	$692,307	913,716
Operating earnings	18,537	14,523	52,074	79,443
Net earnings	6,458	6,483	31,979	49,568
Basic net earnings per common share	0.12	(0.26)	0.53	0.84
Diluted net earnings per common share	0.11	(0.26)	0.52	0.80

Year ended December 31, 2019
Revenues	$635,123	$745,517	$736,883	$928,288
Operating earnings	13,397	57,198	48,175	99,428
Net earnings	5,463	35,575	28,672	67,877
Basic net earnings per common share	0.04	0.60	0.75	1.21
Diluted net earnings per common share	0.04	0.60	0.74	1.20

Other data*
Adjusted EBITDA - 2021	$92,128	$136,558
Adjusted EBITDA - 2020	54,454	59,962	$92,120	$154,906
Adjusted EBITDA - 2019	43,571	87,323	84,262	144,320
Adjusted EPS - 2021	$1.04	$1.58
Adjusted EPS - 2020	0.54	0.70	$1.08	$1.79
Adjusted EPS - 2019	0.51	1.10	1.04	2.01
*(See reconciliation of non-GAAP financial measures)

Impact of COVID-19 pandemic

The COVID-19 pandemic resulted in a sharp reduction in Leasing and Capital Markets transaction activity beginning in March 2020 as governments around the world implemented lockdowns and other measures to contain the virus. During 2020, the Company took significant measures to maintain business continuity across all service lines, including steps to optimize the level of all critical functions across our business. Certain of these measures remained in place during the first half of 2021 and to the present date.

2021 outlook

Given stronger than anticipated operating results for the second quarter, the Company is increasing its previously provided financial outlook. However, a number of uncertainties remain which could impact our outlook, including: (i) the emergence of COVID-19 variants around the world; and (ii) certain operating costs, reduced in light of the pandemic, are expected to increase in the second half of the year as restrictions ease which may temper margin expansion. The outlook for the full year 2021 (relative to 2020), including the impact of completed acquisitions, is as follows:

Full Year 2021 Outlook
	Updated	Previous
Revenue	+20% to +30%	+15% to +30%
Adjusted EBITDA	+25% to +35%	+15% to +30%

This financial outlook is based on the Company’s best available information as of the date of this MD&A and remains subject to change based on numerous macroeconomic, health, social, geo-political and related factors (see “Risks associated with COVID-19 pandemic” below).

The Company received wage subsidies totalling $5.0 million on a year to date basis in 2021, relative to $10.2 million in the prior year period from governments in several countries. These subsidies were recorded in earnings as an offset to employment costs.

Seasonality and quarterly fluctuations

The Company generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on Capital Markets transactions. Revenues and earnings during the balance of the year are relatively even. Historically, Capital Markets operations comprised approximately 25% of consolidated annual revenues. Variations can also be caused by business acquisitions which alter the consolidated service mix.

Liquidity and capital resources

Net cash provided by operating activities for the six-month period ended June 30, 2021 was $18.5 million, versus $93.0 million used in the prior year period. The prior year period was impacted by significant working capital usage in our Capital Markets and Leasing operations. We believe that cash from operations and other existing resources, including our $1.0 billion multi-currency revolving credit facility (the “Revolving Credit Facility”), will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the six months ended June 30, 2021, capital expenditures were $32.6 million. Capital expenditures for the year ending December 31, 2021 are expected to be $65-$75 million relative to $40.4 million in 2020, with the increase primarily attributable to investments in office space in major markets, some of which were deferred from 2020.

Net indebtedness as at June 30, 2021 was $392.6 million, versus $323.3 million at December 31, 2020, which excludes the Convertible Notes and warehouse credit facilities. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents. As of June 30, 2021, the Company’s financial leverage ratio expressed in terms of net debt to pro forma Adjusted EBITDA was 0.9x (1.0x as of December 31, 2020), relative to a maximum of 3.5x permitted under its debt agreements. Including the Convertible Notes, our net indebtedness as at June 30, 2021 would have been $617.2 million. We are in compliance with the covenants contained in our agreements relating to our debt agreements as at June 30, 2021 and, based on our outlook for 2021, we expect to remain in compliance with these covenants.

The Convertible Notes, due 2025, are unsecured and subordinated to all of the existing and future senior and/or secured indebtedness, and are treated as equity for financial leverage calculations under our existing debt agreements. The Convertible Notes are convertible into 3.97 million subordinate voting shares or, if not converted, may be settled at maturity with subordinate voting shares or cash at the option of the Company.

Colliers Mortgage utilizes warehouse credit facilities for the purpose of funding warehouse receivables. Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase. The warehouse credit facilities are excluded from the financial leverage calculations under our debt agreements.

On April 26, 2021, we renewed and extended our structured accounts receivable facility (the “AR Facility”) with a third-party financial institution. The AR Facility has committed availability of $125 million with a term of 364 days extending to April 25, 2022 and includes selected US and Canadian trade accounts receivable (the “Receivables”).

On May 13, 2021, the Company’s Board of Directors declared a semi-annual dividend of $0.05 per share to shareholders of record on June 30, 2021. This dividend amounting to $2.0 million was paid on July 14, 2021.

As of the June 30, 2021, the Company had $701.4 million of unused credit under its committed revolving credit facility maturing in April 2024.

On July 28, 2021 the Company entered into a note purchase agreement to issue US dollar and Euro fixed rate senior unsecured notes (the “Senior Notes”), consisting of US$150 million of 3.02% Notes due 2031 and €125 million of 1.52% Notes due 2031. The Senior Notes were placed privately and rank equally with Colliers’ senior unsecured revolving credit facility and existing senior unsecured Euro notes due 2028. The proceeds of the issuances are expected to be drawn on or about October 7, 2021. The Company intends to use the proceeds for general corporate purposes and to reduce outstanding borrowings under its revolving credit facility.

In relation to acquisitions completed during the past three years, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $196.0 million as at June 30, 2021 (December 31, 2020 - $208.6 million). Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period. The fair value recorded on the consolidated balance sheet as at June 30, 2021 was $140.3 million (December 31, 2020 - $115.6 million). Contingent consideration with a compensatory element is revalued at each reporting period and recognized on a straight-line basis over the term of the contingent consideration arrangement. The liability recorded on the balance sheet for the compensatory element of contingent consideration arrangements as at June 30, 2021 was $10.1 million (December 31, 2020 - $17.6 million). The contingent consideration is based on achieving specified earnings levels and is paid or payable after the end of the contingency period, which extends to July 2026. We estimate that approximately 85% of the contingent consideration outstanding as of June 30, 2021 will ultimately be paid.

The following table summarizes our contractual obligations as at June 30, 2021:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$538,505	$1,283	$289,294	$-	$247,928
Warehouse credit facilities	55,566	55,566	-	-	-
Convertible Notes	224,578	-	-	224,578	-
Interest on long-term debt
and Convertible Notes	106,262	26,129	50,337	19,199	10,597
Finance lease obligations	1,593	859	732	2	-
Contingent acquisition consideration	140,296	86,868	48,485	4,649	294
Operating leases obligations	470,944	93,955	145,775	90,170	141,044
Purchase commitments	25,411	13,748	5,219	3,175	3,269
Co-investment Commitments	24,911	24,911	-	-	-

Total contractual obligations	$1,588,066	$303,319	$539,842	$341,773	$403,132

At June 30, 2021, we had commercial commitments totaling $19.0 million comprised of letters of credit outstanding due to expire within one year.

Redeemable non-controlling interests

In most operations where managers or employees are also non-controlling owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the redeemable non-controlling interests (“RNCI”) at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt. Non-controlling owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the non-controlling shareholder acquired their interest, as the case may be.

The total value of the RNCI (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was $420.5 million as of June 30, 2021 (December 31, 2020 - $415.1 million). The amount recorded on our balance sheet under the caption “redeemable non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as RNCI at the date of inception of the minority equity position. As at June 30, 2021, the RNCI recorded on the balance sheet was $448.3 million (December 31, 2020 - $442.4 million). The purchase prices of the RNCI may be paid in cash or in Subordinate Voting Shares of Colliers. If all RNCI were redeemed in cash, the pro forma estimated accretion to diluted net earnings per share for the six months ended June 30, 2021 would be $1.35, and the accretion to adjusted EPS would be $0.26.

Reconciliation of non-GAAP financial measures

In this MD&A, we make reference to “adjusted EBITDA” and “adjusted EPS,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) the settlement of the LTIA; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring costs and (ix) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2021	2020	2021	2020

Net earnings	$(412,601)	$6,483	$(387,794)	$12,942
Income tax	20,872	2,127	29,719	7,326
Other income, including equity earnings from non-consolidated investments	(1,964)	(266)	(3,946)	(970)
Interest expense, net	7,916	6,179	16,200	13,763
Operating earnings	(385,777)	14,523	(345,821)	33,061
Settlement of LTIA	471,928	-	471,928	-
Depreciation and amortization	34,574	25,940	72,351	50,830
Gains attributable to MSRs	(5,841)	(509)	(14,916)	(509)
Equity earnings from non-consolidated investments	1,732	414	3,138	969
Acquisition-related items	16,695	3,784	35,542	6,534
Restructuring costs	650	13,839	943	19,307
Stock-based compensation expense	2,597	1,971	5,522	4,224
Adjusted EBITDA	$136,558	$59,962	$228,687	$114,416

Adjusted EPS is defined as diluted net earnings per share as calculated under the “if-converted” method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) the settlement of the LTIA; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. For the three months and six months ended June 30, 2021 and June 30, 2020, the “if-converted” method is anti-dilutive for the GAAP diluted EPS calculation but dilutive for the adjusted EPS calculation.

	Three months ended		Six months ended
	June 30		June 30
(in thousands of US$)	2021	2020	2021	2020

Net earnings	$(412,601)	$6,483	$(387,794)	$12,942
Non-controlling interest share of earnings	(11,745)	(4,265)	(19,525)	(7,642)
Interest on Convertible Notes	2,300	1,059	4,600	1,059
Settlement of LTIA	471,928	-	471,928	-
Amortization of intangible assets	23,533	17,089	50,871	33,101
Gains attributable to MSRs	(5,841)	(509)	(14,916)	(509)
Acquisition-related items	16,695	3,784	35,542	6,534
Restructuring costs	650	13,839	943	19,307
Stock-based compensation expense	2,597	1,971	5,522	4,224
Income tax on adjustments	(8,517)	(7,442)	(18,183)	(13,247)
Non-controlling interest on adjustments	(3,460)	(2,447)	(6,795)	(4,597)
Adjusted net earnings	$75,539	$29,562	$122,193	$51,172

	Three months ended		Six months ended
	June 30		June 30
(in US$)	2021	2020	2021	2020

Diluted net earnings per common share(1)	$(9.53)	$(0.25)	$(9.75)	$(0.14)
Interest on Convertible Notes, net of tax	0.04	0.02	0.07	0.02
Non-controlling interest redemption increment	0.67	0.30	0.96	0.27
Settlement of LTIA	9.86	-	10.19	-
Amortization expense, net of tax	0.29	0.25	0.66	0.49
Gains attributable to MSRs, net of tax	(0.07)	(0.01)	(0.18)	(0.01)
Acquisition-related items	0.26	0.10	0.56	0.17
Restructuring costs, net of tax	0.01	0.24	0.01	0.35
Stock-based compensation expense, net of tax	0.05	0.05	0.12	0.10
Adjusted EPS	$1.58	$0.70	$2.64	$1.25

Diluted weighted average shares for Adjusted EPS (thousands)	47,846	41,901	46,303	41,021

(1)Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation for the three and six months ended June 30, 2021 and 2020.

We believe that the presentation of adjusted EBITDA and adjusted earnings per share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and adjusted earnings per share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

Impact of recently adopted accounting standards

Accounting for Income Taxes

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting of Income Taxes to simplify the accounting for income taxes. The guidance eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries. The guidance also simplifies aspects of accounting for enacted changes in tax laws or rates, and clarifies the accounting for transactions that result in step-up in tax basis of goodwill. The Company adopted the guidance effective January 1, 2021. The Company’s processes and disclosures have been updated to incorporate the new standard. The adoption of the standard did not have a material impact on our consolidated financial statements.

Recently issued accounting guidance, not yet adopted

Reference Rate Reform

The FASB has issued two ASU related to reference rate reform. In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting and in January 2021 the FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848): Scope. With reference rates like the London Interbank Offered Rates (“LIBOR”) expecting to be discontinued at the end of 2021, a significant volume of contracts and other arrangements will be impacted by the transition required to alternative reference rates. This ASU provides optional expedients and exceptions to reduce the costs and complexity of applying existing GAAP to contract modifications and hedge accounting if certain criteria are met. The standard is effective for a limited time for all entities through December 31, 2022. The Company has certain debt and hedging arrangements which may qualify for use of the practical expedients permitted under the guidance. The Company has evaluated and will continue to evaluate arrangements subject to rate reform and the options under the ASU to facilitate an orderly transition to alternative reference rates and their potential impacts on its consolidated financial statements and disclosures.

Debt with Conversion Options

In August 2020, the FASB issued ASU No. 2020-06, Debt- Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contract in an Entity’s Own Equity. The ASU simplifies the accounting for convertible instruments and reduces the number of embedded conversion features being separately recognized from the host contract as compared to current GAAP. The ASU also enhances information transparency through targeted improvements to the disclosures for convertible instruments and earnings-per-share guidance. The standard is effective for fiscal years beginning after December 15, 2021. The standard can be applied using the modified retrospective method of transition or a fully retrospective method of transition. The Company is currently assessing the options available under this ASU and their potential impacts on its consolidated financial statements.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt IFRS. In 2004, in accordance with the rules of the CSA, Old FSV elected to report exclusively using US GAAP and further elected not to adopt IFRS on January 1, 2011. Under the rules of the CSA, the Company is permitted to continue preparing financial statements in accordance with US GAAP going forward.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates. We do not use financial instruments for trading or speculative purposes. On April 11, 2017 we entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 1.897%. In December 2018, the Company entered into interest rate swap agreements to convert the LIBOR floating interest rate on $100.0 million of US dollar denominated debt into a fixed interest rate of 2.7205% plus the applicable margin. Hedge accounting is being applied to these interest rate swaps. Financial instruments involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements. If we have financial instruments outstanding and such events occur, our results of operations and financial position may be adversely affected.

Off-balance sheet arrangements

As of June 30, 2021, the Company did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the Company’s financial performance or financial condition other than the AR Facility. As of June 30, 2021, the Company had drawn $110.6 million under the AR Facility. The AR Facility is recorded as a sale of accounts receivable, and accordingly sold Receivables are derecognized from the consolidated balance sheet. The AR Facility results in a significant decrease to our borrowing costs.

Transactions with related parties

On April 16, 2021, the Company completed the Transaction to settle the Management Services Agreement, including the LTIA, between Colliers, Jay S. Hennick (the Company’s Chairman & CEO) and Jayset Management CIG Inc., a corporation controlled by Mr. Hennick.

As at June 30, 2021, the Company had $2.9 million of loans receivable from non-controlling shareholders (December 31, 2020 - $3.4 million). The majority of the loans receivable represent amounts assumed in connection with acquisitions and amounts issued to non-controlling interests to finance the sale of non-controlling interests in subsidiaries to senior managers. The loans are of varying principal amounts and interest rates which range from nil to 4.0%. These loans are due on demand or mature on various dates up to 2028, but are open for repayment without penalty at any time.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares. The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

As of the date hereof, the Company has outstanding 42,658,300 Subordinate Voting Shares and 1,325,694 Multiple Voting Shares. In addition, as at the date hereof 1,996,125 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan.

On July 16, 2021, the Company announced a Normal Course Issuer Bid (“NCIB”) effective from July 20, 2021 to July 19, 2022. The Company is entitled to repurchase up to 3,200,000 Subordinate Voting Shares on the open market pursuant to the NCIB. Any shares purchased under the NCIB will be cancelled.

Canadian tax treatment of common share dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Subordinate Voting Shares and Multiple Voting Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules, and include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by us under U.S. and Canadian securities legislation is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to permit timely decisions regarding required disclosure. Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators, as at June 30, 2021. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as at June 30, 2021.

Changes in internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well-designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013 framework to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that as at June 30, 2021, our internal control over financial reporting was effective.

During the three months ended June 30, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Legal proceedings

Colliers is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

Risks associated with COVID-19 pandemic

We are closely monitoring the impact of the COVID-19 pandemic on all aspects of our business, including how it will impact our clients, employees, and services. We expect that we will continue to be adversely impacted on a global basis in future periods, and we are unable to predict the ultimate impact that it may have on our business, future results of operations, financial position or cash flows. The extent to which our operations may be impacted by the pandemic will depend largely on future developments, which are uncertain and cannot be accurately predicted, including new information which may emerge concerning the severity of the outbreak and actions by government authorities to contain the pandemic or treat its impact. Furthermore, the impacts of a potential worsening of global macroeconomic conditions and the continued disruptions to and volatility in the financial markets remain unknown.

Operating during the global pandemic exposes the Company to multiple risks which, individually or in the aggregate, could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows, including following:

•	a reduction in commercial real estate transactions and decreases in expenditure at our clients and therefore a reduction in the demand for the services the Company provides;
•	a decrease in property values and vacancy rates, which could negatively impact Leasing and Capital Markets commissions;
•	liquidity challenges, including impacts related to delayed customer payments and payment defaults associated with customer liquidity issues and bankruptcies;
•	inability to access capital or financing at favorable terms due to possible adverse effect on our liquidity and financial position; and
•	the occurrence of asset impairment losses.

Further, many of the risks discussed in the “Risk Factors” section of the Company’s Annual Information Form are, and could be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Given the dynamic nature of these events, the Company cannot reasonably estimate the period of time that the COVID-19 pandemic and related market conditions will persist, the full extent of the impact they will have on our business, financial condition, results of operations or cash flows or the pace or extent of any subsequent recovery. Even after the pandemic and related containment measures subside, we may continue to experience adverse impacts to our business, financial condition and results of operations, the extent of which may be material.

Risks associated with Colliers Mortgage

Our recently acquired Colliers Mortgage operations have certain key risk factors unique to the services provided. The following is a summary of key risk factors:

•	a change in or loss of our relationship with US government agencies, such as Fannie Mae or Ginnie Mae could significantly impact our ability to originate mortgage loans;
•	defaults by borrowers on loans originated under the Fannie Mae Delegated Underwriting and ServicingTM Program could materially affect our profitability as we are subject to sharing up to one-third of incurred losses;
•	a decline in origination volumes or termination of our current servicing agreements, could significantly impact profitability, with a majority of our earnings generated from loan servicing; and
•	a termination or changes to our warehouse credit facilities could lead to unfavourable replacement terms and may significantly impact our ability to originate new loans.

Forward-looking statements and risks

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below, those set out above under “Spin-off risk”, “Risks associated with the COVID-19 pandemic” , “Risks associated with Colliers Mortgage” and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form:

•	The COVID-19 pandemic and its related impact on global, regional and local economic conditions, and in particular its impact on client demand for our services, our ability to deliver services and ensure the health and productivity of our employees.
•	Economic conditions, especially as they relate to commercial and consumer credit conditions and business spending, particularly in regions where our operations may be concentrated.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Trends in pricing and risk assumption for commercial real estate services.
•	The effect of significant movements in average cap rates across different property types.
•	A reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect our revenues and operating performance.
•	Competition in the markets served by the Company.
•	The impact of changes in the market value of assets under management on the performance of our Investment Management business.
•	A decline in our ability to attract, recruit and retain talent.
•	A decline in our ability to attract new clients and to retain major clients and renew related contracts.
•	Reliance on subcontractors.
•	Labor shortages or increases in wage and benefit costs.
•	A decline in our performance impacting our continued compliance with the financial covenants under our debt agreements, or our ability to negotiate a waiver of certain covenants with our lenders.
•	The effect of increases in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation and health care.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Euro, Canadian dollar, Australian dollar and UK pound sterling denominated revenues and expenses.
•	A decline in our ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Disruptions or security failures in our information technology systems.
•	The ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions.
•	Political conditions, including political instability, elections, referenda, trade policy changes, immigration policy changes and any outbreak or escalation of hostilities or terrorism and the impact thereof on our business.
•	The ability to protect against cybersecurity threats as well as to monitor new threats.
•	Changes in climate and environment-related policies that directly impact our businesses.
•	Changes in government laws and policies at the federal, state/provincial or local level that directly impact our businesses.
•	Conversion of the Convertible Notes to subordinate voting shares may dilute the ownership of existing shareholders.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved. We note that past performance in operations and share price are not necessarily predictive of future performance, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its anticipated impact on our business. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information about Colliers, including our Annual Information Form for the year ended December 31, 2020, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Further information about us can also be obtained at www.colliers.com.